

Mail Stop 3720

June 30, 2017

Perry A. Sook
President and Chief Executive Officer
Nexstar Media Group, Inc.
545 E. John Carpenter Freeway
Suite 700
Irving, TX 75062

> **Re: Nexstar Media Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 28, 2017**
> **Form 8-K Filed February 28, 2017**
> **Response Dated June 15, 2017**
> **File No. 000-50478**

Dear Mr. Sook:

We have reviewed your June 15, 2017 response to our comment letter and have the following comment. Please comply with the following comment in future filings. Confirm in writing that you will do so and explain to us how you intend to comply.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 8-K Filed February 28, 2017

Exhibit 99.1

1.   We note your response to comment 5. Please note that the prohibition of the use of per share non-GAAP financial measures depends on whether the non-GAAP measure can be used as a liquidity measure, even if management presents it solely as a performance measure. Also, please note that Free Cash Flow is a liquidity measure that must not be presented on a per share basis. Please comply with this comment in your next earnings release. Refer to Questions 102.05 and 102.07 of the Compliance and Disclosure Interpretations guidance on Non-GAAP measures issued on May 17, 2016.

You may contact Robert Shapiro, Senior Staff Accountant, at (202) 551-3273 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess, Attorney-Adviser, at (202) 551-7951, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Carlos Pacho for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications